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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                     Imperial Petroleum Recovery Corporation
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   453079 10 5
                                 --------------
                                 (CUSIP Number)

                            Gerald J. Laporte, Esq.
    Hogan & Hartson L.L.P., 555 Thirteenth Street, N.W., Washington, DC 20004
                            Telephone: (202) 637-6528
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 11, 1998
             -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 17 Pages

                                                              Page 2 of 17 Pages


CUSIP No. 453079 10 5     SCHEDULE 13D

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Maya LLC

(2)     Check the Appropriate Box if a Member of a Group              (a)   /  /
                                                                      (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                PF, OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      /  /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power
         Number of                   14,000,000
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                   0
           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     14,000,000
           With
                         (10)    Shared Dispositive Power
                                     0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                14,000,000

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /  /

(13)    Percent of Class Represented by Amount in Row (11)

                58.0%

(14)    Type of Reporting Person

                                                              Page 3 of 17 Pages

CUSIP No. 453079 10 5     SCHEDULE 13D

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Rex H. Lewis

(2)     Check the Appropriate Box if a Member of a Group              (a)   /  /
                                                                      (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                PF, OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      /  /

(6)     Citizenship or Place of Organization

                U.S.A.

                            (7)     Sole Voting Power
         Number of                       14,000,000
          Shares
        Beneficially        (8)     Shared Voting Power
         Owned By                        0
           Each
         Reporting          (9)     Sole Dispositive Power
          Person                         14,000,000
           With
                            (10)    Shared Dispositive Power
                                         0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                14,000,000

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /  /

(13)    Percent of Class Represented by Amount in Row (11)

                58.0%

(14)    Type of Reporting Person

                IN

                                                              Page 4 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration

         On June 11, 1998, Maya LLC acquired beneficial ownership from the Company of 500,000 shares of the Company's Common Stock, to be issued on July 11, 1998, and a Warrant to purchase an additional 3,500,000 shares of its Common Stock, which bears an effective date of July 11, 1998. In exchange, Maya obligated itself to pay $100,000 in cash to the Company on or before July 11, 1998, which Maya intends to pay with personal funds, and delivered to the Company a promissory note for $295,068.59, which bears interest at 10% annually from July 11, 1998 and is payable in three installments of $100,000 in principal and interest each on August 11, September 11 and October 11, 1998. The note is prepayable at any time without penalty. Maya intends to make payments on the note with personal funds.

Item 5. Interest in Securities of Issuer

         Maya (and through Maya, Mr. Lewis) is the beneficial owner of 14,000,000 shares of Common Stock in the Company, 3,000,000 of which are issued and outstanding and 11,000,000 of which Maya has the right to acquire, 500,000 by fulfilling its obligation to pay $100,000 in cash on July 11, 1998 and 10,500,000 by exercising Warrants issued by the Company as of December 11, 1997, March 11, 1998 and July 11, 1998. The Warrants are exercisable for $1.00 per share, and expire as to 3,500,000 shares on each of December 11, 2001, March 11, 2002 and July 11, 2002. As described in Item 3 above, Maya agreed on June 11, 1998 to the purchase of 500,000 of the shares and a Warrant to purchase another 3,500,000 shares from the Company in a private placement. The 500,000 shares of Common Stock purchased and the shares underlying the Warrant are entitled to registration rights under a Registration Rights Agreement dated as of June 11, 1998.

         To the best knowledge of Maya and Mr. Lewis, the Company had 13,655,421 shares of Common Stock outstanding on June 11, 1998, not including the 500,000 shares that Maya has the obligation to purchase. The 14,000,000 shares beneficially owned by Maya would represent approximately 58.0% of the outstanding shares of Common Stock of the Company if the 10,500,000 shares underlying the obligation to purchase and the Warrants were deemed to be outstanding for purposes of calculating such percentage. Maya (and through Maya, Mr. Lewis) has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the shares of which Maya is the beneficial owner.

        No person other than Maya (and through Maya, Mr. Lewis) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                                                              Page 5 of 17 Pages

Item 7. Material to be Filed as Exhibits

        Exhibit 1.   Warrant dated as of June 11, 1998
        Exhibit 2.   Registration Rights Agreement dated as of June 11, 1998

                                 * * * * * * *

        After reasonable inquiry, and to the best of its knowledge, the undersigned certifies that the information set forth in this Amendment No. 3 to
Schedule 13D is true, complete and correct.

                                                Maya LLC

June 22, 1998                                   By: /s/ Rex H. Lewis
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     Date                                           Rex H. Lewis
                                                    Managing Member